Exhibit 99.1




    Risk Factors that Could Affect Our Business

In the course of conducting our business operations, we are exposed to a variety of risks that are inherent to the financial services industry. A summary of some of the significant risks that could affect our financial condition and results of operations is included below. Some of these risks are managed in accordance with established risk management policies and procedures, most of which are described in the Risk Management section of Management's Discussion and Analysis of Financial Condition and Results of Operations ("MD&A").

    Market Risk
    -----------

Our business may be adversely impacted by global market and economic conditions that may cause fluctuations in interest rates, exchange rates, equity and commodity prices and credit spreads. We are exposed to potential changes in the value of financial instruments caused by fluctuations in interest rates, currency exchange rates, equity and commodity prices, credit spreads, and/or other risks. These fluctuations may result from changes in economic conditions, investor sentiment, monetary and fiscal policies, the liquidity of global markets, availability and cost of capital, the actions of credit rating agencies, international and regional political events, and acts of war or terrorism. We have large proprietary trading and investment positions, which include positions in fixed income, currency, commodities and equity securities, as well as in real estate, private equity and other investments. We have incurred losses and may incur additional losses as a result of increased market volatility or decreased market liquidity, as these fluctuations may adversely impact the valuation of our trading and investment positions. Conversely, a decline in volatility may adversely affect results in our trading businesses, which depend on market volatility to create client and proprietary trading opportunities.

We may incur additional material losses in future periods due to write-downs in the value of financial instruments. We recorded significant net write-downs in the 2007 fiscal year, primarily related to U.S. ABS CDOs, sub-prime residential mortgages, and credit valuation adjustments related to hedging transactions with financial guarantors on U.S. ABS CDOs. The markets for U.S. ABS CDOs and other sub-prime residential mortgage exposures remain extremely illiquid in early 2008 and as a result, valuation of these exposures is complex and involves a comprehensive process including the use of quantitative modeling and management judgment. Valuation of these exposures will also continue to be impacted by external market factors including default rates,a decline in the value of the underlying property, such as residential or commercial real estate, rating agency actions, the prices at which observable market transactions occur and the financial strength of counterparties, such as financial guarantors, with whom we have economically hedged some of our exposure to these assets. Our ability to mitigate our risk by selling or hedging our exposures is also limited by the market environment.

Our business has been and may be adversely impacted by significant holdings of financial assets or significant loans or commitments to extend loans. In the course of our business, we often commit substantial amounts of capital to certain types of businesses or asset classes, including our trading, structured credit, residential and commercial real estate-related activities, investment banking, private equity and leveraged finance businesses. This commitment of capital exposes us to a number of risks, including market risk, in the case of our holdings of concentrated or illiquid positions in a particular asset class as part of our trading, structured credit, residential and commercial real estate-related activities, and credit risk, in the case of our leveraged lending businesses. Any decline in the value of such assets may reduce our revenues or result in losses.


    Credit Risk
    -----------

Our business may be adversely impacted by an increase in our credit exposure related to trading, lending, and other business activities. We are exposed to potential credit-related losses that can occur as a result of an individual, counterparty or issuer being unable or unwilling to honor its contractual obligations. These credit exposures exist within lending relationships, commitments, letters of credit, derivatives, including transactions we may enter into to hedge our exposure to various assets, foreign exchange and other transactions. These exposures may arise, for example, from a decline in the financial condition of a counterparty, from entering into swap or other derivative contracts under which counterparties have obligations to make payments to us, from a decrease in the value of securities of third parties that we hold as collateral, or from extending credit to clients through loans or other arrangements. As our credit exposure increases, it could have an adverse effect on our business and profitability if material unexpected credit losses occur.

    Risks Related to our Commodities Business
    -----------------------------------------

We are exposed to environmental, reputational and regulatory risk as a result of our commodities related activities. Through our commodities business, we enter into exchange-traded contracts, financially settled over-the-counter ("OTC") derivatives, contracts for physical delivery and contracts providing for the transportation, transmission and/or storage rights on or in vessels, barges, pipelines, transmission lines or storage facilities. Contracts relating to physical ownership, delivery and/or related activities can expose us to numerous risks, including performance, environmental and reputational risks. For example, we may incur civil or criminal liability under certain environmental laws and our business and reputation may be adversely affected. In addition, regulatory authorities have recently intensified scrutiny of certain energy markets, which has resulted in increased regulatory and legal enforcement, litigation and remedial proceedings involving companies engaged in the activities in which we are engaged.

    International Risk
    ------------------

We have an increasing international presence and as a result, we are increasingly subject to a number of risks in various jurisdictions. In the past years, we have expanded our international operations and expect to continue to do so in the future. This expansion, however, gives us a greater exposure to a number of risks, including economic, market, reputational, litigation and regulatory risks. For example, in many emerging markets, the regulatory regime governing financial services firms is still developing, and the regulatory authorities may adopt restrictive regulation or policies, such as exchange, price or capital controls, that could have an adverse effect on our businesses. In addition, in virtually all markets, we are competing with a number of established competitors that in some cases may have significant competitive advantages over us in those markets.

    Liquidity Risk
    --------------

Our business and financial condition may be adversely impacted by an inability to borrow funds or sell assets to meet our obligations. We are exposed to liquidity risk, which is the potential inability to repay short-term borrowings with new borrowings or liquid assets that can be quickly converted into cash while meeting other obligations and continuing to operate as a going concern. Our liquidity may be impaired due to circumstances that we may be unable to control, such as general market disruptions, disruptions in the markets for any specific class of assets, including any disruption that would require us to honor commitments to provide liquidity to certain off-balance sheet vehicles, or an operational problem that affects our trading clients or ourselves. Our ability to sell assets may also be impaired if other market participants are seeking to sell similar assets at the same time. Our inability to borrow funds or sell assets to meet obligations, a negative change in our credit ratings that would have an adverse effect on our ability to borrow funds, increases in the amount of collateral required by counterparties, or regulatory capital restrictions imposed on the free flows of funds between us and our subsidiaries may have a negative effect on our business and financial condition.

    Operational Risk
    ----------------

We may incur losses due to the failure of people, internal processes and systems or from external events. Our business may be adversely impacted by operational failures or from unfavorable external events. Such operational risks may include exposure to theft and fraud, improper business practices, client suitability and servicing risks, unauthorized transactions, product complexity and pricing risk or from improper recording, evaluating or accounting for transactions. We could suffer financial loss, disruption of our business, liability to clients, regulatory intervention or reputational damage from such events, which would affect our business and financial condition.

We may incur losses as a result of an inability to effectively evaluate or mitigate the risks in our businesses. Our businesses expose us to a wide and increasing number of risks, including market risk, credit risk, liquidity risk, operational risk and litigation risk. For each of these and other risks that we face, we attempt to formulate and refine a framework to identify and address such risk. We have in the past and may in the future incur losses as a result of a failure to correctly evaluate or effectively address the risks in our business activities.

    Litigation Risk
    ---------------

Legal proceedings could adversely affect our operating results for a particular period and impact our credit ratings. We have been named as a defendant in various legal actions, including arbitrations, class actions, and other litigation arising in connection with our activities as a global diversified financial services institution. Some of the legal actions against us include claims for substantial compensatory and/or punitive damages or claims for indeterminate amounts of damages. Any prolonged decline in securities prices may lead to increased actions against many firms, including Merrill Lynch, and may lead to increased legal expenses and potential liability. In some cases, the issuers who would otherwise be the primary defendants are bankrupt or otherwise in financial distress. Given the number of these matters, some are likely to result in adverse judgments, penalties, injunctions, fines, or other relief. We are also involved in investigations and/or proceedings by governmental and self-regulatory agencies.

We may explore potential settlements before a case is taken through trial because of uncertainty, risks, and costs inherent in the litigation process. In accordance with Statement of Financial Accounting Standards ("SFAS") No. 5, Accounting for Contingencies ("SFAS No. 5"), we will accrue a liability when it is probable that a liability has been incurred and the amount of the loss can be reasonably estimated. In many lawsuits, arbitrations and investigations, including almost all of the class action lawsuits disclosed in "Other Information (Unaudited) - Legal Proceedings", it is not possible to determine whether a liability has been incurred or to estimate the ultimate or minimum amount of that liability until the matter is close to resolution, in which case no accrual is made until that time. In view of the inherent difficulty of predicting the outcome of such matters, particularly in matters in which claimants seek substantial or indeterminate damages, we cannot predict what the eventual loss or range of loss related to such matters will be. Potential losses may be material to our operating results for any particular period and may impact our credit ratings.

    Regulatory and Legislative Risks
    --------------------------------

Many of our businesses are highly regulated and could be impacted, and in some instances adversely impacted, by regulatory and legislative initiatives around the world. Our businesses may be affected by various U.S. and non-U.S. legislative bodies and regulatory and exchange authorities, such as federal and state securities and bank regulators including the SEC, the Federal Deposit Insurance Corporation ("FDIC"), the Office of Thrift Supervision ("OTS"), and the Utah Department of Financial Institutions; self-regulatory organizations including the Financial Industry Regulatory Authority ("FINRA"), the Commodity Futures Trading Commission ("CFTC"), the United Kingdom Financial Services Authority ("FSA"), the Japan Financial Services Agency ("JFSA"), and the Irish Financial Regulator ("IFR"); and industry participants that continue to review and, in many cases, adopt changes to their established rules and policies.
New laws or regulations or changes in the enforcement of existing laws and regulations may also adversely affect our businesses. As we expand globally we will encounter new laws, regulations and requirements that could impact our ability to operate in new local markets.

    Competitive Environment
    -----------------------

Competitive pressures in the financial services industry could adversely affect our business and results of operations. We compete globally for clients on the basis of price, the range of products that we offer, the quality of our services, our financial resources, and product and service innovation. The financial services industry continues to be affected by an intensely competitive environment, as demonstrated by the introduction of new technology platforms, consolidation through mergers, increased competition from new and established industry participants and diminishing margins in many mature products and services. We compete with U.S. and non-U.S. commercial banks and other broker-dealers in brokerage, underwriting, trading, financing and advisory businesses. For example, the financial services industry in general, including us, has experienced intense price competition in brokerage, as the ability to execute trades electronically, through the internet and through other alternative trading systems, has pressured trading commissions and spreads.
Many of our non-U.S. competitors may have competitive advantages in their home markets. In addition, our business is substantially dependent on our continuing ability to compete effectively to attract and retain qualified employees, including successful FAs, investment bankers, trading and risk management professionals and other revenue-producing or support personnel.